The Prudential Series Fund

655 Broad Street, 6th Floor

Newark, New Jersey 07102

April 18, 2024

Securities and Exchange Commission,

100 F Street, N.E.

Washington, DC 20549

Re:

The Prudential Series Fund

Request to Withdraw Post-Effective Amendment No. 96 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 99 to the Registration Statement under the Investment Company Act of 1940

(Securities Act File No. 002-80896 and Investment Company Act File No. 811-03623)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned Registrant respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 96 to the Registration Statement under the 1933 Act and Amendment No. 99 to the Registration Statement under the Investment Company Act of 1940 (Accession Number 0001683863-24-002688), as filed with the SEC on April 18, 2024 (the “Registration Statement”).

The Registration Statement was filed for the purpose of providing updated annual information for each series of The Prudential Series Fund (the “Trust”). Due to an administrative error, the Registration Statement included an inaccurate calculation of the Average Annual Total Return for the PSF PGIM Government Money Market Portfolio (Class I and Class III shares), a series of the Trust. The Registrant notes that the Registration Statement was not expected to be effective until May 1, 2024 and that no securities have been sold based on the Registration Statement. A new Registration Statement was filed (Accession Number 0001683863-24-002724) to rectify the error referenced above.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any questions you may have concerning this application to Melissa Gonzalez at 973-367-7659.  We thank you for your assistance with this filing.

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 Respectfully submitted,

/s/ Melissa Gonzalez

Melissa Gonzalez